UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934


                                  CallWave Inc.
              ----------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
              ----------------------------------------------------
                         (Title of Class of Securities)


                                    13126N101
              ----------------------------------------------------
                                 (CUSIP Number)


                                    6/11/2009
              ----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5 Pages

CUSIP No. 13126N101                    13G                     Page 2 of 5 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      TowerView LLC.    Employer I.D. # 13-4159490
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Citizenship or Place of Organization

      State of Delaware
--------------------------------------------------------------------------------
                  5     Sole Voting Power
  Number of
   Shares               750,000
Beneficially            --------------------------------------------------------
  Owned By        6     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          7     Sole Dispositive Power

                        750,000
                        --------------------------------------------------------
                  8     Shared Dispositive Power

                        0
                        --------------------------------------------------------

--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      750,000
--------------------------------------------------------------------------------
10    Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
11    Percent of Class Represented By Amount in Row (9)

      7.2%
--------------------------------------------------------------------------------
12    Type of Reporting Person

      PN
--------------------------------------------------------------------------------


                    SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 5 Pages

Item 1(a).  Name of Issuer:

            The name of the issuer is CallWave Inc. (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices:

            The Issuer's principal executive offices are located at 136 West Canon Perdido Street Suite C, Santa Barbara California 93101

Item 2(a).  Name of Person Filing:

            This report is being filed by TowerView LLC (the "Reporting
            Person").

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            The Reporting Person's principal business address is 500 Park Avenue, New York, New York 10022.

Item 2(c).  Citizenship:

            The Reporting Person is a Limited Liability Company organized under the laws of Delaware.

Item 2(d).  Title of Class of Securities:

            The report covers the Issuer's Common Stock (the "Shares"), No Par value.

Item 2(e).  CUSIP Number:

            The CUSIP number of the Shares is 13126N101.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

            (a) |_| Broker and dealer registered under Section 15 of the
                    Exchange Act.

            (b) |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c) |_| Insurance company as defined in Section 3(a)(19) of the
                    Exchange Act.

            (d) |_| Investment company registered under Section 8 of the
                    Investment Company Act.

            (e) |_| An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);

            (f) |_| An employee benefit plan or endowment fund in accordance
                    with Rule 13d-1(b)(1)(ii)(F);

            (g) |_| A parent holding company or control person in accordance
                    with Rule 13d-1(b)(1)(ii)(G);

            (h) |_| A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act;

            (i) |_| A church plan that is excluded from the definition of an
                    investment company under Section 3(c)(14) of the Investment Company Act;

            (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


                               Page 3 of 5 Pages

            If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4.     Ownership

            (a) Amount beneficially owned: As of June 16,2009 the Reporting Person beneficially owned 750,000 shares (the "Shares") of Common Stock.


            (b) Percent of class: In the Company's Proxy Statement of June 9,2009 the Issuer indicated it had outstanding 10,388,392 shares of Common Stock as of June 8, 2009. The 750,000 shares of stock held beneficially by the Reporting Person represented 7.2% of the outstanding shares of Common Stock.

            (c) Number of Shares as to which the Reporting Person has:

                  (i)   sole power to vote or direct the vote - 750,000 shares;

                  (ii)  shared power to vote or to direct the vote -- none;

                  (iii) sole power to dispose or direct the disposition of --
                        750,000 shares; and

                  (iv) shared power to dispose or to direct the disposition of -- none.

Item 5.     Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By The Parent Holding Company

            Not applicable.

Item 8.     Identification and Classification of Members of the Group

            Not applicable.

Item 9.     Notice of Dissolution of Group

            Not applicable.

Item 10.    Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 4 of 5 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  June 17,2009
                                            -----------------------------
                                                       (Date)


                                                 /s/ Daniel R. Tisch
                                            -----------------------------
                                                     (Signature)

                                            Daniel R. Tisch
                                            Authorized Signatory
                                            TowerView LLC
                                            -----------------------------
                                                    (Name/Title)


                               Page 5 of 5 Pages